UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Attunity Ltd.

(Name of Issuer)

Ordinary Shares (par value NIS 0.40 per share)

(Title of Class of Securities)

M15332121

(CUSIP Number)

Dror Harel-Elkayam
CFO & Secretary
Attunity Ltd.
16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 +972- 9-899-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D
CUSIP No. M15332121

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shimon Alon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 1,564,371 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,564,371 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41% (1)
14	TYPE OF REPORTING PERSON* IN

(1) See Item 5.

EXPLANATORY NOTE
This Amendment No. 13 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 9, 2004 (as amended on June 6, 2004, January 3, 2006, March 9, 2006, November 6, 2006, March 1, 2007, January 26, 2009, June 8, 2009, March 1, 2011, February 8, 2012, May 9, 2013, September 9, 2013 and June 4, 2014, the “Schedule 13D”) by Shimon Alon (the "Reporting Person") in respect of the Ordinary Shares, par value NIS 0.40 each (“Ordinary Shares”), of Attunity Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented, as follows:

The Reporting Person will finance the purchase of shares, if any, described in Item 4 below, by using his own personal funds.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, as follows:

2016 Purchase Plan. On February 12, 2016, the Reporting Person entered into a Stock Purchase Plan (the “Purchase Plan”) with Morgan Stanley Smith Barney, LLC (“MSSB”) for the purpose of establishing a trading plan to effect purchases of Ordinary Shares in compliance with Rules 10b5-1 and 10b-18 promulgated under the Securities Exchange Act of 1934, as amended. Under the Purchase Plan, MSSB has the authority to purchase Ordinary Shares in the open market at market prices, subject to maximum price per share and total investment conditions.

The Purchase Plan permits purchases of Ordinary Shares from February 23, 2016 through December 31, 2016 and will be terminated upon certain events, including: (i) the receipt by MSSB of written notice from the Reporting Person of the termination of the plan, (ii) MSSB's determination that it is prohibited for any reason from engaging in purchasing activity under the Purchase Plan; (iii) MSSB becomes aware of the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law with respect to the Reporting Person; or (vi) the Issuer or any other person publicly announces a tender or exchange offer with respect to the Ordinary Shares or a merger, acquisition, reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the Ordinary Shares would be exchanged or converted into cash, securities or other property.

The purpose of the purchases of Ordinary Shares pursuant to the Purchase Plan is for investment purposes. Consistent with his investment purpose, the Reporting Person may, at any time and from time to time, acquire additional Ordinary Shares or dispose of any or all of its Ordinary Shares depending upon an ongoing evaluation of his investment in the Ordinary Shares, prevailing market conditions and other investment opportunities and considerations.

Except as may be provided otherwise herein, the Reporting Person does not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above. However, due to changing circumstances, the Reporting Person may in the future elect otherwise and reserves his right to review or reconsider his position or change his purpose, or formulate plans or proposals, with respect to the Ordinary Shares.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 16,429,768 Ordinary Shares outstanding as of February 1, 2016.

(a) and (b)

Mr. Alon beneficially owns, and has the sole power to vote and dispose of, a total of 1,564,371 Ordinary Shares consisting of (i) 1,369,709 Ordinary Shares; and (ii) 194,662 Ordinary Shares issuable upon exercise of stock options, exercisable within 60 days of February 12, 2016, at exercise prices ranging from $2.80 to $9.87 per Ordinary Share. These options expire between December 30, 2016 and December 30, 2020.

The 1,564,371 Ordinary Shares beneficially owned by Mr. Alon represent approximately 9.41% of the issued and outstanding Ordinary Shares of the Issuer.

(c)             The Reporting Person has not effected any transactions in the Ordinary Shares in the 60 days preceding the date hereof.

(d), (e)         Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

/s/ Shimon Alon ------------------------------ Shimon Alon